UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 28, 2019

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI PRESS RELEASE FOR THE QUARTER ENDED 30 SEPTEMBER 2019

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or “AGA” or the “Company”)

28 October 2019

NEWS RELEASE

AngloGold Ashanti Free Cash Flow up 156%; Obuasi Set for Year-End Start

(JOHANNESBURG - PRESS RELEASE) - AngloGold Ashanti increased free cash flow to $87m in the third quarter of 2019, more than double the free cash flow in the third quarter of 2018, as the Company prepared to recommence production from its Obuasi mine which is on track to pour first gold by the end of the year.

Obuasi, the 36Moz ore body in Ghana, is set to resume production by year-end, ahead of an anticipated ramp-up through the course of 2020 which is expected to introduce about 400,000oz a year of lower-than-average cost production to the Company’s portfolio. The strong improvement in cash flow, aided by a higher gold price, helped reduce debt and bring leverage close to the Company’s target levels.

“The team has made extraordinary progress toward meeting the year-end target of bringing this world-class ore body back into production,” Chief Executive Officer Kelvin Dushnisky said. “The fact that we’ve generated strong cash flow and improved our balance sheet while making this investment, is testament to the strength of our portfolio.”

The Company also achieved five consecutive quarters and a total of 541 days without a fatality by quarter end, a first in AngloGold Ashanti’s history. Sadiola, Siguiri, Iduapriem, Geita, Cerro Vanguardia, the Colombia Projects and Generative Exploration had no recordable injuries in the third quarter.

Free cash flow was $87m for the third quarter of 2019, a 156% step up from the $34m generated in the third quarter of 2018, partially offset by higher capital expenditure and operating costs, and lower gold sales.

Production in the three months to 30 September 2019 was 825,000oz at a total cash cost of $786/oz compared to 851,000oz at $722/oz for the third quarter of last year. Production was impacted by the planned reduction in output from Cerro Vanguardia, Kibali, where open-pit mining is contributing fewer ounces of the high base achieved in the comparable quarter last year, and Mponeng, which saw lower grades during the quarter. Strong production performances occurred at Iduapriem and AGA Mineração.

AngloGold Ashanti has initiated processes to review divestment options for its entire business in South Africa and separately its respective interests in Sadiola in Mali and Cerro Vanguardia in Argentina. These processes are active and continue to make progress. In South Africa, the process has moved forward at a steady pace with site due diligence by prospective bidders now complete. For Sadiola and Cerro Vanguardia, these processes have similarly moved forward and engagement with prospective bidders, including site inspections and other due diligence, is ongoing.

Lower production, along with inflationary pressures and other factors, raised total cash costs by 9% year-on-year to $786/oz for the quarter ended 30 September 2019, while All-in Sustaining Costs (AISC) rose 12% year-on-year to $1,031/oz. With a strong fourth quarter anticipated, cash costs and AISC are expected to improve on the back of increased production, in line with past trends.
Balance Sheet

The balance sheet remains robust with strong liquidity and long-dated maturities providing financial flexibility. Adjusted net debt declined by 6% to $1.646bn at 30 September 2019, from $1.749bn in the third quarter of 2018. The adjusted net debt to adjusted EBITDA ratio at 30 September 2019 was 1.06 times compared with 1.2 times at 30 June 2019 and 1.13 times at 30 September 2018. The Company remains committed to maintaining a flexible balance sheet with an adjusted net debt to adjusted EBITDA ratio target of 1x through the cycle.

The 2019 guidance* for key operating metrics, including production, costs and sustaining capital expenditure, remains on track, with production expected at the lower half of the range and costs at the upper end of the range, excluding the non-cash impact of the change in the Brazilian TSF regulations.

* Both production and cost estimates assume neither operational or labour interruptions, or power disruptions, nor any changes to asset portfolio and/or operating mines (and thus do not give effect to any of the contemplated divestitures in South Africa, Argentina and Mali) and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Accordingly, actual results could differ from guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2018, filed with the United States Securities and Exchange Commission (SEC).

Ends

Johannesburg

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Chris Nthite +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com

General inquiries
media@anglogoldashanti.com

Investors

Sabrina Brockman +1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com

Yatish Chowthee +27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com

Fundisa Mgidi +27 11 637 6763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2018, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
The financial information contained in this document has not been reviewed or reported on by the Company’s external auditors.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
Website: www.anglogoldashanti.com

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: October 28, 2019

By:	/s/ M E SANZ PEREZ________

Name:	M E Sanz Perez

Title:	EVP: General Counsel, Compliance and Company Secretary